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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                             FORM 15


      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
      UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
      OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
      15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                                           Commission File Number:  333-09041

     BAYBANKS, INC. SAVINGS, PROFIT SHARING AND STOCK OWNERSHIP PLAN
         (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

     100 FEDERAL STREET, BOSTON, MASSACHUSETTS  02110,  (617) 434-2200
       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
          AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

    PLAN INTERESTS AND SHARES OF COMMON STOCK, PAR VALUE $1.50 PER SHARE,
           OF BANKBOSTON CORPORATION, OFFERED PURSUANT TO THE PLAN
          (TITLE OF EACH CLASS OF SECURITIES COVERED BY THIS FORM)

                                   NONE
        (TITLES OF ALL OTHER CLASSES OF SECURITIES FOR WHICH A DUTY
           TO FILE REPORTS UNDER SECTION 13(A) OR 15(D) REMAINS)

     Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)   / /         Rule 12h-3(b)(1)(i)   /X/
        Rule 12g-4(a)(1)(ii)  / /         Rule 12h-3(b)(1)(ii)  / /
        Rule 12g-4(a)(2)(i)   / /         Rule 12h-3(b)(2)(i)   / /
        Rule 12g-4(a)(2)(ii)  / /         Rule 12h-3(b)(2)(ii)  / /
                                          Rule 15d-6            /X/

     Approximate number of holders of record as of the certification or notice date: NONE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the BankBoston Thrift-Incentive 401(k) Plan (formerly known as the
Thrift-Incentive Plan of The First National Bank of Boston and Certain Affiliated Companies), as successor to the BayBanks, Inc. Savings, Profit Sharing and Stock Ownership Plan, has caused this certification to be signed on its behalf by the undersigned duly authorized person.

Date: June 10, 1997                   BANKBOSTON THRIFT-INCENTIVE 401(K) PLAN


                             /s/ Robert J. King, Jr.
                             ------------------------------------------------
                        By:  Robert J. King, Jr.
                             Secretary of the Thrift-Incentive Plan Committee


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.